SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

Commission file number 1-13990

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

LANDAMERICA FINANCIAL GROUP, INC.
SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LANDAMERICA FINANCIAL GROUP, INC.
101 GATEWAY CENTRE PARKWAY
RICHMOND, VIRGINIA 23235-5153

Exhibit Index located at page 19. 20 total pages

LANDAMERICA FINANCIAL GROUP, INC.
SAVINGS AND STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedules

Years ended December 31, 2001 and 2000

Contents

Report of Independent Auditors....1

Financial Statements

Statement of Net Assets Available for Benefits....2
Statement of Changes in Net Assets Available for Benefits....3
Notes to Financial Statements....4

Supplemental Schedules

Schedule H, Line 4(i) – Schedule of Assets Held for Investment Purposes at End of Year....13
Schedule H, Line 4(j) – Schedule of Reportable Transactions....14

ERNST & YOUNG

Ernst & Young LLP
One James Center
Suite 1000
901 East Cary Street (23219 4065)
P.O. Box 680
Richmond, Virginia 23218-0680

Phone: (804) 344-6000
www.ey.com

Report of Independent Auditors

Employee Benefits Committee
LandAmerica Financial Group, Inc.

We have audited the accompanying statements of net assets available for benefits of the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan (the "Plan") as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 2001 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 14, 2002

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Statement of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments	**$ 202,755,691**	$ 216,448,515
Receivables:		
Employer contributions and credits from forfeitures	**1,547,058**	1,439,791
Participant contributions	**771,987**	627,240
Other	**121,883**	118,263
Total receivables	**2,440,928**	2,185,294
Total assets	**205,196,619**	218,633,809
Liabilities		
Contributions refundable:		
Participants	**561,650**	656,625
Employer	**50,730**	675,860
Total contributions refundable	**612,380**	1,332,485
Accrued fees payable	**26,200**	–
Total liabilities	**638,580**	1,332,485
Net assets available for benefits	**$ 204,558,039**	$ 217,301,324

See accompanying notes to financial statements.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Investment income:	
Net depreciation in fair value of investments	$ (26,525,309)
Interest	665,700
Dividends	405,438
Other	32,190
	(25,421,981)
Contributions:	
Participants	21,267,966
Employer, net of forfeitures	7,607,877
	28,875,843
	3,453,862
Deductions:	
Benefits paid to participants	16,090,678
Administrative expenses	106,469
	16,197,147
Net decrease	(12,743,285)
Net assets available for benefits:	
Beginning of year	217,301,324
End of year	$ 204,558,039

See accompanying notes to financial statements.

1. Description of the Plan

The Plan is a defined contribution plan amended and restated effective January 1, 2000 covering salaried employees of LandAmerica Financial Group, Inc. (the "Company"), who have completed 30 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan provides only general information. For a more complete description of the Plan's provisions, copies of the Summary Plan Description are available on the Sponsor's website and from the Sponsor's Human Resources Department. See Note 10 for amendments to the following provisions effective for the 2002 plan year.

Contributions

Each year, the Company's discretionary matching contributions are determined by the board of directors of the Parent. The Company makes non-discretionary matching contributions equal to 80% of the employee contributions not to exceed 3% of the participant's compensation.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The balance of forfeited accounts as of December 31, 2001 was $444,501. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately 100% vested in their contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after seven years of service.

1. Description of the Plan (continued)

Investment Options

In 2001, the Oppenheimer Capital Appreciation Fund replaced the MFS Emerging Growth Fund. Upon enrollment, participants may direct employee contributions in 1% increments in any of the following eleven investment options:

LandAmerica Financial Group, Inc. Common Stock - Monies held by this investment fund are invested in common stock of the Company.

Davis New York Venture Fund - Monies held by this fund are invested primarily in common stocks with the objective of long-term capital appreciation.

Alger Small Capitalization Portfolio – Monies held by this fund are invested in common stocks with the objective of long-term capital appreciation.

Pilgrim International Value Fund - Monies held by this fund are invested in a portfolio composed of foreign common stocks with the goal of achieving long-term capital appreciation.

Oppenheimer International Growth Fund - The Fund seeks capital appreciation by investing in foreign common and preferred stocks of "growth-type" companies located in at least three different countries other than the U.S.

Merrill Lynch Global Allocation Fund, Inc. - Monies held by this fund are invested in U.S. and foreign equity, debt and money market instruments with the objective of high total return.

Oppenheimer Capital Appreciation Fund - The Fund seeks capital appreciation by investing mainly in common stocks of "growth companies." These may be newer companies or established companies of any capitalization range.

Merrill Lynch Retirement Preservation Trust Fund - Monies held by this fund are invested primarily in synthetic guaranteed insurance contracts or other insurance contracts at various banks and insurance companies.

1. Description of the Plan (continued)

Investment Options (continued)

Merrill Lynch Basic Value Fund, Inc. - Monies held by this fund are invested in equity securities with the primary objective of capital appreciation and, secondarily, current income generation.

Merrill Lynch Equity Index Trust - Monies held by this fund are invested in the common stocks comprising the Standard & Poor's 500 Composite Stock Price Index.

PIMCO Total Return Fund - Monies held by this fund are invested primarily in an intermediate term portfolio of investment grade securities with the goal of achieving maximum returns while maintaining capital preservation.

Participants may change their investment options daily.

Participant Loans

Participants who have a vested account balance of at least $1,000 may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the end of the previous quarter plus 2%. Interest rates average approximately 10%. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service, a participant generally may elect to receive either a lump-sum amount equal to the vested value of his or her account, annual or more frequent installment payments from the account over a permissible time period, as defined, or defer payment if participant's balance is over $5,000.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

Marketable securities are stated at fair value based upon quoted market prices obtained by the Trustee from national security exchanges. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the valuation date. LandAmerica Financial Group, Inc.'s stock is valued at its quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.

Assets underlying the Merrill Lynch Retirement Preservation Trust Fund are primarily guaranteed investment contracts. These contracts are valued at contract values which approximate fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less Plan withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends in the amount of $6,304,331 from Mutual Funds and Common collective trusts are included in the net fair value of assets. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of the Plan's net assets are as follows:

	December 31 2001	December 31 2000
LandAmerica Financial Group, Inc. common stock, 1,670,311 and 1,541,222 and shares, respectively	**$ 49,736,640***	$ 64,715,815*
Davis New York Venture Fund, 1,423,031 and 1,395,830 shares, respectively	**36,346,637**	40,261,935
MFS Emerging Growth Fund, 319,771 shares		
Oppenheimer Capital Appreciation Fund, 259,413 shares	**10,619,080**	14,419,229
Merrill Lynch Basic Value Fund, Inc., 783,170 and 687,964 shares, respectively	**23,046,095**	22,677,217
Merrill Lynch Retirement Preservation Trust Fund	**38,856,882**	34,810,140

*Nonparticipant-directed

During 2001, the Plan's investments (including gains and losses on investments purchased, sold as well as held during the year) depreciated in value as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common stock	$ (18,221,841)
Mutual funds	(9,611,418)
Common/Collective trusts	1,307,950
	$ (26,525,309)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31	
	2001	**2000**
Investments, at fair value:		
Common stock	**$51,981,147**	$67,146,467

	Year Ended December 31, 2001
Changes in net assets of nonparticipant-directed investments:	
Contributions	$ 9,124,059
Dividends	405,438
Other	(319,269)
Net realized and unrealized depreciation	(18,222,133)
Benefits paid to participants	(3,790,534)
Transfers from LandAmerica Financial Group, Inc. common stock	(2,362,881)
	$ (15,165,320)

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. Reliance Group Holdings, Inc. ("RGH") Common Stock Fund

This fund consists of common stock of RGH, the former parent of Commonwealth and Transnation, and is not available for new investment. Participants may elect to sell their RGH shares daily. At December 31, 2001, the market value per share of RGH common stock was $.003. On June 11, 2001, RGH filed for relief under Chapter 11 of the United States Bankruptcy code.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 11, 1994 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

8. Party-in-Interest Transactions

Participants may direct the Trustee as to the voting of the LandAmerica Financial Group, Inc. stock credited to his or her account.

Administrative expenses paid by the Company for the operation and maintenance of the Plan for the year ended December 31, 2001 amounted to $15,799.

9. Distributions Payable to Withdrawn Participants

Amounts related to participants who had withdrawn from participation in the earnings and operations of the Plan as of the Plan year end but for which disbursement had not been made were approximately $42,375 and $339,137 as of December 31, 2001 and 2000, respectively. Such amounts are required to be reported as liabilities on the prescribed financial statements of Form 5500 and, accordingly, will be a reconciling item between the net assets available for benefits as reported in the financial statements of Form 5500 and the accompanying financial statements.

10. Subsequent Events

Vesting

Effective January 1, 2002, a participant is 100% vested in Company contributions after six years of service.

Payment of Benefits

Effective May 16, 2002, on termination of service, a participant may no longer elect to receive installment payments from his or her account.

Contribution Rate

Effective April 1, 2002, the percentage of compensation on which the combination of pre-tax and after-tax deductions can be made has been increased from 15% to 25%.

Contributions

Effective April 1, 2002, employees who will be age 50 or older in 2002 can make catch-up contributions. This group of employees may defer an additional $1,000 in 2002 and may increase the additional contribution by $1,000 each year to a maximum of $5,000 in 2006.

Effective June 1, 2002, the Company discretionary match will no longer be made in Company stock. Any match funds currently held in either LandAmerica, Universal or Reliance stock may be immediately diversified into any of the Fund selections available within the Plan.

Supplemental Schedules

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Employer Identification No. 540278740
Plan No. 002

Schedule H, Line 4(i)-Schedule of Assets Held For Investments Purposes at End of Year

As of December 31, 2001

		Cost		Fair Value
LandAmerica Financial Group, Inc. Common Stock				
LandAmerica Financial Group Common Stock, 1,670,311shares	$	41,689,431	$	48,124,138
Reliance Common Stock Fund				
Reliance Group Holdings, Inc. Common Stock, 1,133,776 shares		21,678,619		3,401
UC Common Stock Fund				
Universal Corporation Common Stock, 61,552 shares		898,129		2,241,106
Davis New York Venture Fund, Inc.				
Davis New York Venture Fund, 1,423,031 shares		34,314,472		36,187,678
ML Global Allocation Fund, Inc.				
ML Global Allocation Fund, 768,124 shares		10,663,447		9,870,389
Pilgrim International Value Fund				
Pilgrim International Value Fund, 404,082 shares		6,318,156		5,196,498
Oppenheimer Capital Appreciation Fund				
Oppenheimer Capital Appreciation Fund, 259,413 shares		10,612,272		10,521,777
ML Retirement Preservation Trust Fund*				
ML Retirement Preservation Fund, N.A.		38,702,872		38,702,872
ML Basic Value Fund, Inc.				
ML Basic Value Fund, 783,170 shares		28,894,489		22,931,216
ML Equity Index Trust 1*				
ML Equity Index Fund 99,919 shares		8,557,716		8,053,440
PIMCO Total Return Fund				
PIMCO Total Return Fund, 952,986 shares		9,995,065		9,968,232
Alger Small Cap Retirement Fund				
Alger Small Cap Retirement Fund, 212,130 shares		4,828,927		3,177,708
Oppenheimer International Growth Fund				
Oppenheimer International Growth Fund, 70,107 shares		1,286,359		1,055,104
Loans to Participants		6,722,132		6,722,132
Total Investment Assets	$	225,162,086	$	202,755,691

* *common/collective trusts*

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Employer Identification No. 541589611
Plan No. 002

Schedule H, Line 4(j)-Schedule of Reportable Transactions

December 31, 2001

Description of Assets	Number of Shares	Number of Transactions	Cost/Book Value	Proceeds of Sale	Net Gain (Loss)
Category (iii) – series of transactions in excess of 5 percent of plan assets					
*LandAmerica Financial Group Common Stock					
Purchases	264,765	563	$ 8,833,637	$ –	$ –
Sales	121,007	1,554	3,400,015	4,065,564	665,549

**Indicates party-in-interest to the Plan.*

There were no category (i), (ii), or (iv) reportable transactions during 2001.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LandAmerica Financial Group, Inc.
Savings and Stock Ownership Plan

Date: June 27, 2002

By: LandAmerica Financial Group, Inc., Plan Administrator

By: /s/ Holly H. Wenger

Holly H. Wenger,
Senior Vice President--
Corporate Counsel

EXHIBIT INDEX

TO
FORM 11-K FOR
THE LANDAMERICA FINANCIAL GROUP, INC.
SAVINGS AND STOCK OWNERSHIP PLAN

Exhibit Number	Description of Exhibit
23	Consent of Ernst & Young LLP, independent auditors, dated June 25, 2002

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Forms S-8 Nos. 333-50004, 333-37996, 333-89955 and 333-59055) pertaining to the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan of our report dated June 14, 2002, with respect to the financial statements and schedules of the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Ernst & Young LLP

Richmond, Virginia
June 25, 2002